Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts” and to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 25, 2015 (the “Annual Report”), and the incorporation by reference in the Registration Statements on Form F-10 (registration no. 333-189715), Form F-3D (registration no. 333-190888) and Form S-8 (registration nos. 333-130339 and 333-152004) of our reports dated March 25, 2014, with respect to the consolidated financial statements of Agnico Eagle Mines Limited as of December 31, 2014 and December 31, 2013 and January 1, 2013 and for each of the years in the two-year period ended December 31, 2014 and with respect to the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited, which reports are included in the Annual Report.

Toronto, Canada
March 25, 2015

/s/ ERNST & YOUNG LLP
Chartered Professional Accountants Licensed Public Accountants